                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                    AMENDMENT
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)

                                THE SANDS REGENT
                                ----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.05 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    800091100
                                 --------------
                                 (CUSIP Number)

                                 Ferenc B. Szony
                                The Sands Regent
                            345 North Arlington, Ave.
                               Reno, Nevada 89501
                                 (775) 348-2200
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b)(3) or (4), check the following box:   [  ]

                                Page 1 of 7 Pages
                           Exhibit Index is on Page 7

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                                  SCHEDULE 13D

CUSIP NO. 800091100                                            PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        SOCIAL SECURITY NO. OF ABOVE PERSON

        PETE CLADIANOS, JR.
        SSN:  ###-##-####

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
        Not Applicable

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   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        Not Applicable

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        NEVADA

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                     7    SOLE VOTING POWER
                          *

    Number of     --------------------------------------------------------------
      Stock          8    SHARED VOTING POWER
  Beneficially            *
    Owned By
      Each        --------------------------------------------------------------
    Reporting        9    SOLE DISPOSITIVE POWER
     Person               *

--------------------------------------------------------------------------------
      With          10    SHARED DISPOSITIVE POWER
                          *

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,058,175

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not Applicable

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.5%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

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

* 386,286 shares (8.6%) of The Sands Regent common stock are owned by trusts for the benefit of Pete Cladianos, III, his son. 375,500 shares (8.3%) of The Sands Regent common stock are owned by trusts for the benefit of Antonia Cladianos, II, his daughter. 254,596 shares (5.6%) of The Sands Regent common stock are owned by trusts for the benefit Leslie Cladianos, his daughter. 23,565 shares (0.5%) of The Sands Regent common stock are owned by a trust for the benefit of Allison Cladianos, his granddaughter. 18,228 shares (0.4%) of The Sands Regent common stock are owned by a trust for the benefit of Hannah Patricia Pauly. Pete Cladianos, Jr., is the sole trustee of each of the trusts listed above (the "Trusts") and possesses full investment authority. See Item 5 for further information on the computation of percentages set forth herein.

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

        This Amendment to Schedule 13D amends the Schedule 13D dated July 16, 1997, (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 1. Security and Issuer

        Item 1 is hereby amended and restated in its entirety as follows:

                "This statement relates to the common stock, par value $.05 per share, of The Sands Regent (the "Company"), whose principal executive offices are located at 345 North Arlington Avenue, Reno, Nevada 89501."

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and restated in its entirety as follows:

                "On May 19, 1999, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") with Sapphire Gaming, LLC, a Nevada limited-liability company ("Sapphire"), the Reporting Person and the Trusts agreed to sell all of the 1,058,175 common shares beneficially owned by them to Sapphire. Information in Item 6 concerning the Stock Purchase Agreement is incorporated herein by reference. The Stock Purchase Agreement is filed as an exhibit pursuant to Item 7."

Item 5. Interest in the Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

                "As of the close of business on May 19, 1999, there were issued and outstanding 4,498,722 shares of common stock of the Company. As of May 19, 1999, the Trusts owned 1,058,175 of such shares, or 23.5% of those outstanding. Pete Cladianos, Jr. has the sole power to vote and dispose of the 1,058,175 common shares. Pete Cladianos, Jr. does not have any shared power to vote, direct the vote, dispose or direct the disposition of any other common shares."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Item 6 is hereby amended and restated in its entirety as follows:

                "The following discussion of certain terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1.

                Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person, the Trusts and certain other shareholders of the Issuer (collectively, the "Selling Stockholders") shall sell to Sapphire, and Sapphire shall purchase from the Selling Stockholders, all of the outstanding common stock of Issuer beneficially owned by the Selling Stockholders for an aggregate purchase price of $6,000,000.00 (the "Transaction").

                As set forth in the Stock Purchase Agreement, consummation of the Transaction is subject to the satisfaction of certain conditions, including but not limited to, (a) the approval of the Transaction by:
        (i) Wells Fargo Bank, (ii) the Nevada Gaming Commission, and (iii) any other casino regulatory authority with jurisdiction over the Transaction, and (b) the rescheduling or refinancing of a loan with Wells Fargo Bank or another lender. The Stock Purchase Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing Date (as defined in the Stock Purchase Agreement), if, among other reasons set forth in the Stock Purchase Agreement, (i) the requisite approvals are not obtained, or (ii) the Selling Stockholders and Sapphire mutually agree to terminate the Stock Purchase Agreement."

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by inserting the following:

Exhibit       Description
-------       -----------
 99.1         Stock Purchase Agreement, dated May 19, 1999 between Sapphire
              Gaming LLC and Peter Cladianos, Jr., Katherene Johnson Latham,
              Deborah R. Lundgren and the Trustees of the Trusts listed on
              Exhibit A attached thereto and incorporated therein by reference.


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

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: May 21, 1999

                                         By: /s/  PETE CLADIANOS, JR.
                                             -----------------------------------
                                             Pete Cladianos, Jr., in his
                                             capacity as trustee of the Pete
                                             Cladianos, Jr., Living Trust, dated
                                             May 25, 1989; trustee of a trust
                                             for the benefit of Bradley
                                             Cladianos; trustee of trusts for
                                             the benefit of Pete Cladianos, III;
                                             trustee of trusts for the benefit
                                             of Antonia Cladianos II; trustee of
                                             trusts for the benefit of Allison
                                             Cladianos; trustee of trusts for
                                             the benefit of Leslie Cladianos.

                                  EXHIBIT INDEX

         The Exhibit Index is hereby amended to insert the following


Exhibit       Description
-------       -----------
 99.1         Stock Purchase Agreement, dated May 19, 1999 between Sapphire
              Gaming LLC and Peter Cladianos, Jr., Katherene Johnson Latham,
              Deborah R. Lundgren and the Trustees of the Trusts listed on
              Exhibit A attached thereto and incorporated therein by reference.


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